October 17, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark Wojciechowski

Karl Hiller

Timothy S. Levenberg

Irene Barberena-Meissner

Re:	EG Acquisition Corp.

Revised Preliminary Proxy Statement on Schedule 14A

Filed August 14, 2023

File No. 001-40444

Dear Mr. Wojciechowski, Mr. Hiller, Mr. Levenberg, and Ms. Barberena-Meissner,

On behalf of our client, EG Acquisition Corp, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated August 25, 2023 on the Company’s Revised Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”), filed on August 14, 2023. An electronic version of the Amendment 2 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) has been concurrently filed with the Commission through its EDGAR system.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references to the Amended Proxy Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amended Proxy Statement.

Preliminary Proxy Statement on Schedule 14A as amended on August 14, 2023

Letter to Stockholders / Cover Page, page 0

1.

We note the revised disclosure you provided in response to prior comment 1. Since passage of all the proposed transactions will be assured due to the Sponsor’s current ownership of 57% of the issued and outstanding shares of EGA Common Stock, please highlight this more prominently and earlier in the filing.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on the cover page, and pages 11, 45, 48, 55, 143, 200, 201, 203, 212 and 217 in response to the Staff’s comment.

2.	Please revise to identify the Bridge Note Lenders. In this regard, we note your disclosure regarding the purchasers of the Bridge Notes on page 167 and elsewhere.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page in response to the Staff’s comment.

Risk Factors

On June 30, 2023, we terminated our agreement with a customer that accounted for a significant portion of our total revenues, page 81

3.

We note your revised disclosure in response to prior comment 8 that on June 30, 2023 you terminated your agreement with a customer, who for the years ended December 31, 2022 and 2021 accounted for 39% and 23% of total revenue, respectively, and for the quarters ended March 31, 2023 and 2022 accounted for 33% and 37% of total revenue, respectively. Please revise to identify this customer. In this regard, we note your disclosure describing the lawsuit filed by this customer against flyExclusive on page 237.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 81, identifying the customer in question.

The A&R PubCo Charter contains forum limitations for certain disputes between us and our stockholders that could limit the ability, page 104

4.	We note your response to prior comment 10. Please tell us how you will inform investors in future filings that your exclusive forum provision does not apply to Securities Act or Exchange Act claims.

Response: The registrant respectfully acknowledges the Staff’s comment and undertakes that it will inform investors that the exclusive forum provision does not apply to Securities Act or Exchange Act claims by including appropriate risk factors and disclosures to this effect prominently in its future filings, including in its periodic reports. The registrant further notes that similar disclosure is included in the Amended Proxy Statement under “Risks Relating to the Business Combination – The A&R PubCo Charter contains forum limitations for certain disputes between us and our stockholders that could limit the ability of stockholders to bring claims against us or our directors, officers and employees in jurisdictions preferred by stockholders. …” on page 105; under “Anti-Takeover Effects of Provisions of the A&R PubCo Charter and PubCo Bylaws – Exclusive Forum” on page 165; and under “Description of PubCo Securities – Exclusive Forum” on page 312.

Background of the Business Combination, page 169

5.

We note you make reference to multiple sets of projections, including projections referenced on page 170 that the EnTrust Global employee received in June 2021 and provided to EGA and projections referenced on page 171 that LGM provided to EGA subsequent to the execution of the non-disclosure agreement. Please describe each set of projections and explain why they were prepared. Also discuss any material changes or updates to these sets of projections and the projections which are summarized in the proxy statement / prospectus and explain the reasons the changes were made.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 182 in response to the Staff’s comment.

The Board’s Reasons for Approving the Business Combination, page 176

6.

You indicate that according to a study, “the potential total addressable market for private aviation is expected to grow to more than $43 billion in 2025 (compared with an estimated $32 billion in 2021).” Please revise to include the source and date of this study.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 180 to include the sources for the referenced study.

7.

We note your disclosure on page 81 that you terminated your agreement with a customer, who for the years ended December 31, 2022 and 2021 accounted for 39% and 23% of total revenue, respectively, and for the quarters ended March 31, 2023 and 2022 accounted for 33% and 37% of total revenue, respectively, and that a failure to materially replace the revenue derived from such customer may adversely affect your financial condition and results of operations. Please disclose whether the EGA Board has considered the termination of this agreement, including the impact on LGM’s liquidity and projections, in recommending that the EGA stockholders approve the business combination.

Response: The registrant respectfully acknowledges the Staff’s comment and advises the Staff that the EGA Board is aware of its fiduciary duties to the EGA stockholders as well as EGA’s obligations under the Equity Purchase Agreement, which require the EGA Board to recommend the Business Combination to the EGA stockholders, subject to certain limited circumstances under which EGA is entitled to terminate the Equity Purchase

Agreement (e.g. a “material adverse effect” on LGM). The EGA Board is also aware that on June 30, 2023, LGM served Wheels Up a Notice of Termination of the parties’ Fleet Guaranteed Revenue Program Agreement, dated November 1, 2021 (the “GRP Agreement”), and that, prior to the termination of the GRP Agreement, LGM had already planned to scale down business with Wheels Up, and that LGM’s management believes that its strategic shift towards wholesale and contractual retail customers will result in the termination of the GRP Agreement being immaterial to its future financial position, which is disclosed on page 243 of the Amended Proxy Statement. While EGA and the EGA Board are aware of and have discussed these matters, the EGA Board does not plan to specifically consider the termination of the GRP Agreement when making its recommendation to EGA stockholders to vote in favor of the Business Combination given its obligations under the Equity Purchase Agreement, which require the EGA Board to recommend the Business Combination to the EGA stockholders, subject to limited circumstances under which EGA is entitled to terminate the Equity Purchase Agreement, none of which EGA believes are implicated by the termination of the GRP Agreement.

8.

We note your disclosure on page 99 that LGM prepared the LGM Projections prior to conducting a PCAOB audit, which changed the manner of accounting and materially impacted the forecasts used in the LGM Projections, and in addition, since the LGM Projections were prepared in October 2022, certain factors arose with the passage of time that affected LGM’s actual results in 2022 and 2023 to date, including, among other things, (i) delays in aircraft deliveries and (ii) a less favorable macroeconomic environment. We further note you disclose the LGM Projections were prepared approximately 10 months ago, as well as the foregoing factors, and that the LGM Projections do not reflect LGM management’s current view on future performance. Please disclose what consideration, if any, the EGA Board gave to seeking updated projections and/or an updated fairness opinion in light of these developments, and if not, disclose why not.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 99-100 in response to the Staff’s comment.

9.

To the extent that revised projections were made public or were provided to EGA, discuss the board’s consideration (if any) of the updated projections. In this regard, we note the projections for flyExclusive included in the investor presentation filed as Exhibit 99.1 to the Form 8-K you filed on June 15, 2023 are different from the LGM projections disclosed in your proxy statement / prospectus.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 99-100 in response to the Staff’s comment.

Certain Projected Financial Information of LGM, page 179

10.

We note your risk factor disclosure on page 99 stating that the LGM Projections do not reflect LGM management’s current view on future performance. Please also include this disclosure here and provide a cross-reference to the risk factor addressing related risks.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosure on page 182 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of LGM

Overview of Our Business

Key Operating Metrics, page 241

11.

We note that in response to prior comment 21 you have provided disclosure to clarify that an account is considered active at the end of a reporting period if the account has a credit balance, although you did not specify the number of customers contributing to revenues each period.

Given that your measure of customers per aircraft is defined as the total member count divided by the number of aircraft on your operating certificates at the end of the reporting period, we understand this measure includes members that may or may not have been on any flights during the period, and aircraft that may or may not have been utilized for flights during the period.

Please further clarify the number of members that have taken flights for each period and the number of aircraft that have been utilized for flights each period.

Response: The registrant respectfully acknowledges the Staff’s comment. Please see the revised disclosures on pages 245 and 246, Management’s Discussion and Analysis of Financial Condition and Results of Operations of LGM – Key Operating Metrics, to find updated disclosure as to the number of aircraft that have been utilized for customer flights each period, as well as members that contributed to revenue for each period.

The registrant further respectfully advises the Staff that, given LGM’s multiple revenue streams each period from activities other than “taken flights”, the disclosure of the total number of members that have taken flights for each period, for the purposes of measuring customers per aircraft, would be misleading for investors. In particular, as described in more detail in the Amended Proxy Statement under “Management’s Discussion and analysis of Financial Condition and Results of Operations of LGM – Revenue”, LGM recognizes revenue each period through the following channels that are independent of the number of flights taken:

•

Jet Club – Most of LGM’s jet club members pay a monthly membership fee that LGM recognizes as revenue on a monthly basis. Such membership fee is paid regardless of whether such jet club member takes a flight during a given month or reporting period.

•

Fractional Ownership Program – LGM earns revenue in connection with the sale of fractional ownership interests in aircraft. Such revenue is earned independent of any flights taken for a particular period.

•

Guaranteed Revenue Program – Under the GRP program, wholesale customers contract to purchase a specified minimum number of hours per quarter in exchange for guaranteed access to aircraft. Such quarterly minimums are earned independent of flight services provided for such period.

These program features that contribute revenue from activities other than taken flights make LGM unique to other private aviation companies and traditional air transportation companies.

Due to the different ways LGM recognizes revenue from its members, LGM believes that the measure that more correctly portrays the operating efficiency of the business is members per aircraft, where the number of members contributing to revenues for the reporting period are divided by the number of aircraft contributing to revenues during the reporting period.

Results of Operations, page 245

12.

We note that in response to prior comment 20 you have expanded the table of key operating metrics to include total flight hours, and have provided disclosure to explain that costs of revenue increased “primarily due to an increase in total flight hours” and to an “increase in average fuel prices,” although without clarifying the extent of the change attributable to these factors or to other costs of aircraft operation and management.

Please further expand your disclosures to address the requirements referenced in our prior comment, including the language in Item 303(b) of Regulation S-K that requires descriptions of the underlying reasons for material changes in line items be made in both quantitative and qualitative terms, including components within line items that offset one another. Please similarly revise your discussion and analysis of revenues to quantify the changes attributable to volumes and separately to prices.

The extent to which each material factor contributed to the overall change in the revenue and cost of revenue line items should be clear. However, if you believe the amounts are not material and prefer to refrain from disclosing this information on that basis, please clarify your disclosure and advise us of the amounts.

Response: The registrant respectfully acknowledges the Staff’s comment and has expanded the disclosures on page 249, in compliance with Item 303(a) and (b)(2)(ii) of Regulation S-K, to further clarify the underlying reasons for the increase in cost of revenue for the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. The registrant further advises that similar revisions have been made to the discussion and analysis of revenues on page 248 in response to the Staff’s comment.

13.

We note your disclosure on page 81 referring to a significant customer in explaining that you “expected the percentage of total revenue concentrated in such customer to continue to decrease over the next few years” while also stating that a failure to replace the revenue may adversely affect your financial condition and results of operations.

However, you also explain that you terminated your relationship with the customer on June 30, 2023, and that 39% of your revenues in 2022 and 33% of your revenues for the subsequent interim quarter were derived from the customer.

Please expand this disclosure to explain when you had initially formulated an expectation for declining revenues from the customer, to describe the circumstances that precipitating this expectation, and to clarify the extent to which you now have any expectation of receiving further revenues from the customer or of recovering the receivable balance.

Also expand Management’s Discussion and Analysis on pages 238 through 257 to address the indicative value of your reported financial information, which should include providing quantification of the activity associated with the customer, as reported in your Balance Sheet, Statements of Operations, and Statements of Cash Flows, where the effects are material and reasonably likely not to continue or not to be recoverable, and address any material change that is reasonably likely to arise from this event, in terms of altering the relationship between costs and revenues, if such relationship pertaining to this customer differed materially from others.

You are required to focus specifically on material events that are reasonably likely to cause your reported financial information not to be necessarily indicative of future operating results or of future financial condition to comply with Item 303(a) of Regulation S-K.

Given the significance of this event, please also provide corresponding disclosures along with your pro forma information, to include narratives in the Introduction on page 113, under Material Events and Background Relevant to Material Events on page 11, and within footnotes to the tabulations on pages 122 through 125.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the disclosures on page 243 in response to the Staff’s comment. In particular, the registrant has revised the disclosures on page 243 to disclose, in part, that we do not expect the termination of the relationship with the customer in question to have a material effect on our future financial position.

With respect to the Staff’s comment on the pro forma information, the registrant respectfully notes that Amendment No. 2 includes historical financial statements as of and for the six months ended June 30, 2023. As the termination of the agreement with the significant customer occurred on June 30, 2023, the historical financial statements as of and for the six months ended June 30, 2023 include the financial information related to the termination and therefore no pro forma adjustments or discussion of the termination is required in the pro forma information.

Financial Statements, page F-1

14.

We note your response to prior comment 27, referring to several pages in the interim financial statements of LGM Enterprises LLC, where you have provided clarifying disclosures, although these do not appear to cover all of the tabulation in the accompanying notes, and you have not made the requested revisions to the annual financial statements which have been repositioned to pages F-52 through F-86.

Please revise the annual financial statements as requested in our prior comment; also discuss the need to obtain an updated or dual-dated audit opinion with the auditor in connection with these revisions. Please ensure that all interim financial statements and tabulations identify amounts that are shown in thousands of dollars.

Response: The registrant respectfully acknowledges the Staff’s comment and has revised the annual financial statements on pages F-55 through F-91. Similar revisions have also been made to the interim financial statements and tabulations on pages F-92 through F-124.

The registrant further advises that LGM’s auditor has confirmed that an updated or dual-dated audit opinion is not required in connection with the above referenced revisions.

15.	Please update the Schedule 14A to include financial statements of EGA and LGM covering the quarter ended June 30, 2023 to comply with Rule 8-08 of Regulation S-X.

Please also update the pro forma financial information and other disclosures as necessary to encompass the recently completed interim period.

Response: The registrant respectfully acknowledges the Staff’s comment and has updated Schedule 14A to include the financial statements for EGA and LGM covering the quarter ended June 30, 2023. Further, the pro forma financial information on pages 114 through 138 has been updated to include the recently completed interim period ending on June 30, 2023.

* * *

Thank you for your assistance in this matter. Please do not hesitate to contact Sean Ewen at Willkie Farr & Gallagher LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Willkie Farr & Gallagher LLP

cc: Gregg S. Hymowitz